SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

FORM 8-A/A

AMENDMENT NO. 8 TO REGISTRATION STATEMENT ON FORM 8-A (FILE No. 0-25566)

ASML Holding N.V. (Exact name of Registrant as specified in its Charter)

The Netherlands	None
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

De Run 6501, 5504 DR Veldhoven, The Netherlands (Address of principal executive office)

If this form relates to the registration of a class of securities pursuant to Section 12 (b) of the Exchange Act and is effective pursuant to General Instruction A. (c), please check the following box. ☐	If this form relates to the registration of a class of securities pursuant to Section 12 (g) of the Exchange Act and is effective pursuant to General Instruction A. (d), please check the following box. ☒

Securities to be registered pursuant to Section 12(b) of the Act: None

Title of Each Class	Name of Each Exchange on Which
to be so Registered	Each Class is to be Registered

None	None

Securities to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares, nominal value Euro 0.02 per share

(Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.   Description of Registrant's Securities to be Registered

The securities registered hereby are the ordinary shares, nominal value Euro 0.02 per share (the “Ordinary Shares”), of ASML Holding N.V. (the “Company”). On March 24, 2005, the Supervisory Board, the Priority Shareholders and the General Meeting of Shareholders of the Company approved amendments to the Company’s Articles of Association, primarily implementing provisions of the new Large Company Regime (also known as the Structure Regime), effective as of October 1, 2004. The amendments to the Articles of Association are summarized below.

Certain amendments require that the approval of the Supervisory Board, the Priority Shareholders and General Meeting of Shareholders be obtained for resolutions of the Board of Management regarding an important change in the character of the Company, including: (i) the transfer of the enterprise or almost all of the entire enterprise to a third party; (ii) entry into or termination of any long-term cooperation between the Company and another legal entity if such cooperation or termination is of far reaching significance to the Company, or (iii) the acquisition or disposal by the Company of an equity interest in a company with a value of at least one third of the amount of the assets of the company.

Certain amendments require that the policy regarding the remuneration of the Board of Management be presented in writing to the Company’s works council, and that proposals for remuneration of Board of Management members in the form of shares or rights to acquire shares set forth the maximum number to be granted and the applicable criteria for such grant or any change thereto.

Certain amendments require that the members of the Supervisory Board be appointed by the General Meeting of Shareholders on the basis of the Supervisory Board’s nomination. With regard to one third of the number of members of the Supervisory Board, the Supervisory Board must nominate a person recommended by the works council, subject to exceptions. The General Meeting of Shareholders may reject the nomination with an absolute majority of the votes cast, representing at least one third of the issued capital. If the Supervisory Board’s nominee is rejected by the General Meeting of Shareholders, the Supervisory Board must nominate another person. Other amendments provide that the Enterprise Division of the Amsterdam Court of Appeal may remove a member of the Supervisory Board for dereliction of his duties or for other important reasons.

Certain amendments provide that the General Meeting of Shareholders may withdraw its confidence in the Supervisory Board by an absolute majority of votes cast representing at least one third of the issued share capital, subject to exceptions. Such a resolution results in the immediate dismissal of the members of the Supervisory Board, after which the Enterprise Division of the Amsterdam Court of Appeal, on application of the Board of Management, must appoint new members of the Supervisory Board on a temporary basis, who are responsible for ensuring that a new Supervisory Board is appointed in accordance with the Articles of Association.

Certain amendments require that the agenda for the General Meeting of Shareholders include items that shareholders representing at least 1 percent of the issued share capital or representing a value of at least €50 million request the Board of Management to include in the agenda, subject to exceptions.

The shareholders approved these amendments to the Articles of Association on March 24, 2005. These amendments became effective on April 19, 2005. An unofficial English translation of the Amended and Restated Articles of Association, dated April 19, 2005, is set forth in Exhibit 1.1 hereto.

The description of the Company’s share capital contained in the Company’s Report of a Foreign Private Issuer on Form 6-K filed with the Commission on the date hereof is incorporated by reference herein.

Item 2. Exhibits

1.1	Unofficial English Translation of the Amended and Restated Articles of Association, dated April 19, 2005.

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

ASML Holding N.V. (Registrant)

Date:	June 30, 2005	By:	/s/ Peter T.F.M. Wennink
Peter T.F.M. Wennink
Executive Vice President Chief Financial Officer

Exhibit Index

Exhibit	Description

1.1	Unofficial English Translation of the Amended and Restated Articles of Association, dated April 19, 2005.